Q4 FY23 MANAGEMENT PRESENTATION 16 May 2023

Page 2 James Hardie Q4 FY23 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward- looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2023; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the slide titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management Presentation to the equivalent GAAP financial measure used in the Company’s Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

Page 3 James Hardie Q4 FY23 Results AGENDA • Operations and Strategy Update • Q4 FY23 Financial Results • Guidance and Outlook • Questions and Answers Aaron Erter CEO Jason Miele CFO

OPERATIONS AND STRATEGY UPDATE

Page 5 James Hardie Q4 FY23 Results FY23 HIGHLIGHTS Record FY23 Results • Record Net Sales of US$3.8 Billion Globally:  North America: Record Net Sales of US$2.8 Billion  APAC: Record Net Sales of A$787.0 Million  Europe: Record Net Sales of €431.8 Million • Record EBIT of US$767.5 Million in North America • Strong Adjusted Net Income of US$605.5 Million • Strong Operating Cash Flow of US$607.6 Million Closed FY23 with strong Q4 Results • Global Adjusted Net Income of US$146.2 Million, up 13% from Q3 • Europe EBIT Margin of 6.7%, up 520 basis points from Q3 • APAC EBIT Margin of 28.9%, up 420 basis points from Q3 • North America EBIT Margin of 29.0%, up 200 basis points from Q3 Managing Decisively to Deliver Differentiated Results

Page 6 James Hardie Q4 FY23 Results MANAGING DECISIVELY THROUGH THE DOWNTURN Continue Strong Execution of Our Strategy Drive Profitable Volume Share Gain Effectively Balance Our Manufacturing Network Optimize SG&A for Current Market Environment  Continue to Invest in Profitable Growth

Page 7 James Hardie Q4 FY23 Results GLOBAL STRATEGIC FRAMEWORK Strategic Initiatives 1 Profitably grow and take share where we have the right to win 2 Bring our customers high valued, differentiated solutions 3 Connect and influence all the participants in the customer value chain Enabled by Customer Integration Innovative Solutions Brand of Choice Global Capacity Expansion Supported by our Foundational Imperatives Zero Harm ESG Hardie Operating System Our People Homeowner Focused, Customer and Contractor Driven™

Page 8 James Hardie Q4 FY23 Results GROWTH OPPORTUNITY DRIVEN BY OUR SUPERIOR VALUE PROPOSITION Superior Value Proposition Superior Durability Low-Maintenance Exterior Design Trusted Brand Unrivaled Business Support Localized Manufacturing

Q4 FY23 FINANCIAL RESULTS

James Hardie Q4 FY23 Results

GLOBAL RESULTS

	Q4 FY23	FY23
Sales Volume	**1,061.4** mmsf -13%	**4,464.7** mmsf -5%
Net Sales	**US$917.8** M -5%	**US$3,777.1** M +4%
Adjusted EBIT[1]	**US$187.5** M -17%	**US$779.8** M -4%
Adjusted Net Income[2]	**US$146.2** M -18%	**US$605.5** M -2%
Operating Cash Flow		**US$607.6** M -20%
Adjusted EBITDA Margin[1]	**25.4** % -2.2 pts	**25.2** % -1.8 pts

All changes presented are versus prior corresponding period

1 Excludes asbestos related expenses and adjustments

2 Excludes asbestos related expenses and adjustments, and tax adjustments

Strong Full Year FY23 Results

- Record Net Sales
- Strong Adjusted Net Income of US$605.5 million
- Strong Operating Cash Flow of US$607.6 million
- Adjusted EBITDA Margin of 25.2%

Closed FY23 with a strong Fourth Quarter

- Global Price/Mix growth of +8%
- Adjusted Net Income of US$146.2 million
- Adjusted EBITDA Margin of 25.4%

Q4FY23 sequential improvement from Q3FY23

- Volume improved 3%
- Net Sales improved 7%
- Adjusted EBIT improved 13%
- Adjusted Net Income improved 13%

Strong Q4 By Controlling What We Can Control

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JamesHardie™

James Hardie Q4 FY23 Results

NORTH AMERICA SUMMARY

	Q4 FY23	FY23
Sales Volume	**703.6** mmsf -14%	**3,038.5** mmsf -2%
Price/Mix	+8%	+11%
Net Sales	**US$651.5** M -6%	**US$2,787.6** M +9%
EBIT	**US$188.8** M -8%	**US$767.5** M +4%
EBIT Margin	**29.0** % -0.7 pts	**27.5** % -1.6 pts
EBITDA Margin	**33.9** % -0.2 pts	**32.1** % -1.4 pts

All changes presented are versus prior corresponding period

Strong Full Year FY23 Results

- Record Net Sales of US$2.8 billion
- Record Average Net Sales price of US$912/msf
- Record EBIT of US$767.5 million
- EBIT Margin of 27.5%

Closed FY23 with a strong Fourth Quarter

- Record Average Net Sales price of US$921/msf
- EBIT Margin of 29.0%
- EBITDA Margin of 33.9%
- ColorPlus® Volume Growth of +2%

Q4FY23 sequential improvement from Q3FY23

- Average Net Sales Price up 1%
- EBIT improved US$14.7 million and 8%
- EBIT Margin improved 200 basis points to 29.0%

Managed Decisively to Deliver Q4 EBIT Margin of 29.0%

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JamesHardie™

Page 12 James Hardie Q4 FY23 Results M M M M % % % % +10% 145.4 mmsf -10% Sales Volume A$59.1 Net Sales A$204.6 2% Price/Mix +12% Q4 FY23 26.5 -1.5 pts 29.2 FY23 577.2 mmsf -9% A$787.0 1% All changes presented are versus prior corresponding period -1.1 pts A$208.8 -4% EBITDA Margin 3.9 pts EBIT Margin 28.9 32.8 12% 2.6 pts EBIT APAC SUMMARY Strong Full Year FY23 Results • Record Net Sales of A$787.0 million • Record Average Net Sales price of A$1,228/msf • EBIT Margin of 26.5% Closed FY23 with a strong Fourth Quarter • Record Net Sales of A$204.6 million • Record Average Net Sales price of A$1,263/msf • EBIT Margin of 28.9% • EBITDA Margin of 32.8% Q4FY23 sequential improvement from Q3FY23 • Volume up 16% • Average Net Sales Price up 4% • EBIT improved A$16.8 million and 40% • EBIT Margin improved 420 basis points to 28.9% Closed Year Strong with 28.9% EBIT Margin in Q4

Page 13 James Hardie Q4 FY23 Results EUROPE SUMMARY Strong Full Year FY23 Results • Record Net Sales of €431.8 million • Record Average Net Sales price of €400/msf • EBIT Margin of 5.8% Closed FY23 with a strong Fourth Quarter • Record Net Sales of €117.8 million • Record Average Net Sales price of €438/msf • EBIT Margin of 6.7% Q4FY23 sequential improvement from Q3FY23 • Volume improved 6% • Average Net Sales Price up 10% • EBIT improved €6.4 million • EBIT Margin improved 520 basis points to 6.7% Record Net Sales in FY23 of €431.8 million M M M M % % % % +14% 2% FLAT 2% 3% 5.8 -7.1 pts-7.3 pts €7.9 -51% Fiber Gypsum Net Sales Fiber Cement Net Sales All changes presented are versus prior corresponding period 12.1 -6.9 pts FY23 849.0 mmsf -11% €431.8 +3% €25.2 -54% Price/Mix Q4 FY23 Sales Volume 212.4 mmsf -12% Net Sales 2% €117.8 +14% EBITDA Margin 12.6 -7.0 pts EBIT EBIT Margin 6.7

Page 14 James Hardie Q4 FY23 Results Capital Allocation LIQUIDITY, CASH FLOW, CAPITAL ALLOCATION & CAPITAL EXPENDITURE • US$475.8 million of liquidity at 31 March 2023 • 0.99x leverage ratio at 31 March 2023 • Strong liquidity position to navigate current market conditions Framework • Invest in Organic Growth • Maintain Flexible Balance Sheet • Deploy Excess Capital to Shareholders Share Buy-Back • Purchased 3.8 million shares for total consideration of US$78.4 million in FY23 • FY23 Operating Cash Flow of US$607.6 million • FY21 - FY23 three-year Operating Cash Flow has averaged US$717.0 million, a 3.3 times improvement from the three-year period of FY11-FY13 • FY23 total capital expenditure of US$591.3 million • Continuing to adjust long term capacity expansion program, as appropriate • Expect FY24 total capital expenditures of approximately US$550 million Liquidity Cash Flow Capital Expenditure Flexible Balance Sheet with Strong Cashflow & Liquidity

GUIDANCE, OUTLOOK AND CLOSING

Page 16 James Hardie Q4 FY23 Results ENTERING FY24 IN A POSITION OF STRENGTH We Have Fine-tuned our Strategy With a Reinvigorated Focus on Profitable Share Gain We Closed FY23 Strong, Enabling Continued Investment in Growth With Excellent Returns  NA Q4 EBIT Margin: 29.0%, up 200 bps from Q3  APAC Q4 EBIT Margin: 28.9%, up 420 bps from Q3  Europe Q4 EBIT Margin: 6.7%, up 520 bps from Q3 We Have the Right Team That is Managing Decisively to Deliver Differentiated Results in FY24

Page 17 James Hardie Q4 FY23 Results GUIDANCE: Q1 FISCAL YEAR 2024 North America Volume Adjusted Net Income Positioned for a Strong First Quarter US$ 145 – 165 million 680 – 710 million standard feet North America EBIT Margin 28% - 30%

Page 18 James Hardie Q4 FY23 Results FY24 MARKET OUTLOOK: NORTH AMERICA 1. Average of 8 data providers and the range of their growth forecasts of Single-Family New Construction for Calendar 2023 as of 5 May 2023. 2. Average of 8 data providers and the range of their growth forecasts of Multi-Family New Construction for Calendar 2023 as of 5 May 2023. 3. Average of 3 data providers and the range of their growth forecasts/estimates for Calendar 2023 as of 5 May 2023. US Single Family New Construction Calendar 2023 Growth Outlook1 US Multi Family New Construction Calendar 2023 Growth Outlook2 External Range -8% to -15% Average: -11% US Repair & Remodel Calendar 2023 Growth Outlook3 Our View -17% -23%to -16% -25%to Our View -11% -15%to Our View We Will Control What We Can Control & Manage Decisively -14% -19%toJHX US Total Addressable Market (Our View) External Range -8% to -25% Average: -16% External Range -10% to -23% Average: -17%

Page 19 James Hardie Q4 FY23 Results NORTH AMERICA – FY24 QUARTERLY VOLUME SENSITIVITY 26 – 28% 25 – 27%28 – 30%Estimated Quarterly EBIT Margin (%) 650 mmsf 600 mmsf 700 mmsf Quarterly Volume Scenarios Given the uncertain nature of the US housing market, we have modeled our expected quarterly EBIT margin outcomes at a variety of quarterly volume scenarios. This sensitivity analysis assumes our current range of expectations on average net sales price, raw material costs, freight rates and assumes we continue to invest in growth as currently planned. These volumes are simply to provide context to our EBIT Margin sensitivity to volume, in North America, and do not represent volume guidance for any quarter in Fiscal Year 2024.

Page 20 James Hardie Q4 FY23 Results HOW WE ARE MANAGING OUR BUSINESS IN FY24 Net Price EBIT Margin North America APAC Europe 25+% Cost Per Unit SG&A 25+% Mid Single Digits Volume Growth Above Market Growth Above Market Growth Above Market

James Hardie Q4 FY23 Results

JAMES HARDIE – A GLOBAL GROWTH COMPANY

- Strong Growth Opportunities
- Brand of Choice
- Innovation Pipeline
- Integrated Localized Supply Chain
- Multi-Segment Focus
- Experienced Management Team
- Strong Balance Sheet & Cash Generation
- Attractive Returns
- Premium Products and Services
- Responsible Corporate Citizen

Global Net Sales 10 Year CAGR	Global Operating Cash Flow 3 Year Avg FY23 vs FY13[1]	Global Adj. ROCE[2] Avg. FY19-FY23	Global Adj. Net Income 10 Year CAGR
11%	3x	40%	16%

Homeowner Focused, Customer and Contractor Driven™

[1] Comparison of average Global Operating Cash Flow FY21-FY23 and FY11-FY13
[2] Return on Capital Employed calculated as Adjusted EBIT / Adjusted Gross Capital Employed

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JamesHardie™

QUESTIONS

APPENDIX

Page 24 James Hardie Q4 FY23 Results BUILDING SUSTAINABLE COMMUNITIES: ENVIRONMENTAL, SOCIAL AND GOVERNANCE 80% of raw materials sourced within 150 miles of manufacturing facilities 75% of employees hired locally 65% of our products are shipped within 500 miles of manufacturing facilities Total Recordable Incident Rate below industry average (TRIR) 1.22 TRIR Environment Zero Harm Communities 1 Intensity measured from a 2019 baseline Information above is from our FY22 Sustainability Report. Our FY23 Sustainability Report will be available in July 2023. 3.8 Industry Average VS Reduction in Scope 1 and Scope 2 greenhouse gas intensity 1 (MT CO2e/$ revenue) in CY21 GOAL: 40% by 2030 21% Reduction in landfill waste intensity 1 (MT/$ revenue) in CY21 GOAL: 50% by 2030 47% Million additional 1 cubic feet of water recycled in CY21 GOAL: 20M cubic feet by 20303.87

Page 25 James Hardie Q4 FY23 Results AVERAGE NET SALES PRICE 306 311 312 342 400 200 250 300 350 400 450 FY19 FY20 FY21 FY22 FY23 € pe r M SF Europe Average Net Sales Price 992 1,027 1,056 1,111 1,228 700 800 900 1,000 1,100 1,200 1,300 FY19 FY20 FY21 FY22 FY23 A$ p er M SF APAC Average Net Sales Price 718 725 745 814 912 500 600 700 800 900 1000 FY19 FY20 FY21 FY22 FY23 U S$ p er M SF North America Average Net Sales Price

Page 26 James Hardie Q4 FY23 Results GENERAL CORPORATE COSTS • Q4 corporate costs increased 50% vs pcp due to higher New Zealand Weathertightness expenses and higher stock compensation expense, partially offset by lower other legal costs. • FY23 corporate costs increased 8% vs pcp primarily due to higher employeee costs, stock compensation expenses and New Zealand Weathertightness expenses, partially offset by lower other legal costs. • Q4 R&D decreased 13% vs pcp • FY23 R&D decreased 3% vs pcp RESEARCH & DEVELOPMENT 42.1 28.0 123.7 114.9 0 20 40 60 80 100 120 140 FY23 FY22 U S$ m ill io ns Q4 12 Months 8.0 9.2 33.3 34.4 0.0 10.0 20.0 30.0 40.0 FY23 FY22 U S$ m ill io ns Q4 12 Months

Page 27 James Hardie Q4 FY23 Results 1 OPERATING CASH FLOW CAPITAL EXPENDITURES • YTD total capex of US$591.3 million • Continuing to adjust long term capacity expansion program, as appropriate • Expect FY24 total capital expenditures of approximately US$550 million • YTD operating cash flows decreased 20% vs last year • Working capital increased by US$101.9 million, primarily due to increased inventory levels and lower accounts payable balances, partially offset by lower accounts receivable U S$ M ill io ns 304.0 451.2 786.9 757.2 607.6 0 250 500 750 1,000 FY19 FY20 FY21 FY22 FY23 212.9 161.6 378.4 96.2 591.3 257.8 0 100 200 300 400 500 600 700 FY23 FY22 U S$ M ill io ns Non Capacity Capacity

Page 28 James Hardie Q4 FY23 Results LIQUIDITY PROFILE 2 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated RCF agreement, but not credit approved. Do not anticipate accessing accordion feature 2 Based on exchange rate as of 31 March 2023 3 Leverage ratio is based on bank covenant definition 0.9x 0.8x 1.0x 31 Mar 2021 31 Mar 2022 31 Mar 2023 Net Leverage Ratio3 Corporate debt structure • €400 million (US$436.1 million)2 3.625% senior unsecured notes, maturing 2026 (callable since October 2021) • US$400 million 5.00% senior unsecured notes maturing 2028 (callable since January 2023) • US$600 million unsecured RCF, maturing December 2026 Net leverage and liquidity • 0.99x leverage ratio3 at 31 March 2023 • US$475.8 million of liquidity at 31 March 2023

Page 29 James Hardie Q4 FY23 Results DEPRECIATION AND AMORTIZATION US$ Millions Q4 FY23 Q4 FY22 FY23 FY22 Depreciation and amortization North America Fiber Cement 32.0$ 30.5$ 126.1$ 114.4$ Asia Pacific Fiber Cement 5.5 3.8 14.7 13.6 Europe Building Products 7.4 7.2 28.0 29.8 Research and Development 0.6 0.3 1.8 1.2 General Corporate 0.5 0.5 2.0 2.8 Total Depreciation and amortization 46.0$ 42.3$ 172.6$ 161.8$ Three Months and Full Year Ended 31 March

Page 30 James Hardie Q4 FY23 Results 1 ASBESTOS COMPENSATION KEY POINTS • Updated actuarial report completed as of 31 March 2023 • Undiscounted and uninflated estimate decreased from A$1,390 million to A$1,335 million • For fiscal year 2023, we noted the following related to asbestos-related claims experience: • Net cash outflow was 12% below actuarial expectations • Claims received were 2% above actuarial expectations • Average claim settlement was 8% below actuarial expectations • Total contributions of US$109.6 million were made to AICF during FY2023 • AICF has A$364.7 million in cash and investments as of 31 March 2023 • We anticipate that we will make further contributions totaling approximately A$128 million to AICF during FY2024 • Quarterly payments will be made in July 2023, October 2023, January 2024 and March 2024

Page 31 James Hardie Q4 FY23 Results ASBESTOS CLAIMS DATA, LIABILITY AND CASH MOVEMENTS 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claims 534.5 579.4 358.7 433.5 0 250 500 750 FY23 FY22 A$ Million US$ Million Net Post-Tax Unfunded Liability 364.7 349.7 31 Mar 2023 31 Mar 2022 AICF Cash and Investments – 31 March 2023 (A$ Millions)

Page 32 James Hardie Q4 FY23 Results This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our condensed consolidated financial statements is Operating income (loss). Definitions EBIT – Earnings before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the volume growth percentage. Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities. Sales Volume mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd NON-GAAP FINANCIAL MEASURES

Page 33 James Hardie Q4 FY23 Results NON-GAAP FINANCIAL MEASURES

Page 34 James Hardie Q4 FY23 Results NON-GAAP FINANCIAL MEASURES

Page 35 James Hardie Q4 FY23 Results NON-GAAP FINANCIAL MEASURES

Page 36 James Hardie Q4 FY23 Results NON-GAAP FINANCIAL MEASURES

Q4 FY23 MANAGEMENT PRESENTATION 16 May 2023